(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-25629

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Carrols Corporation

_____________________________________________________________________________________________

Full Name of Registrant:

_____________________________________________________________________________________________

Former Name if Applicable:

968 James Street

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number):

Syracuse, New York 13203

_____________________________________________________________________________________________

City, State and Zip Code:

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2003 could not be filed timely because the registrant with the assistance of its independent auditor, PricewaterhouseCoopers LLP, are currently reevaluating the accounting treatment with respect to certain sale/leaseback transactions entered into between 1996 through and including 2000. Until such reevaluation has been completed, the effect on the registrant’s consolidated financial statements, if any, to be included in its Annual Report on Form 10-K for the fiscal year ended December 28, 2003 and certain prior periods cannot be determined.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Joseph A. Zirkman (Name)	(315) (Area Code)	424-0513 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2003 could not be filed timely because the registrant with the assistance of its independent auditor, PricewaterhouseCoopers LLP, are currently reevaluating the accounting treatment with respect to certain sale/leaseback transactions entered into between 1996 through and including 2000. Until such reevaluation has been completed, the effect on the registrant’s consolidated financial statements, if any, to be included in its Annual Report on Form 10-K for the fiscal year ended December 28, 2003 and certain prior periods cannot be determined.

Carrols Corporation

             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                                                 By:     /s/    Joseph A. Zirkman

  Name: Joseph A. Zirkman

  Title: Vice President, General Counsel, and Secretary